

Mail Stop 3233

May 16, 2018

Via E-mail
Joshua Sason
Chief Executive Officer
M I Acquisitions, Inc.
40 Wall Street, 58th Floor
New York, NY 10005

     Re: M I Acquisitions, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 19, 2018
              File No. 001-37872

Dear Mr. Sason:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note you filed a preliminary proxy statement on Schedule 14A on April 26, 2018. Please revise to update your disclosure to describe any extension to the time to complete an initial business combination and describe any payments from the founders relating to the additional extension period.

2.   We note your disclosure on page 178 that, after the completion of the business combination, the Sellers "will hold approximately [91%] of your outstanding shares of common stock, all of which will be issued to the Sellers in a private placement." Please tell us the exemption that you will rely upon and specifically explain how this transaction will comply with such exemption. In addition, please revise your disclosure to disclose

the exemption and describe how this transaction will comply with the exemption.

Recommendations of the Board of Directors…, page 15

3. We note that you did not obtain a fairness opinion regarding the acquisition of Priority. Please revise your disclosure in this section to explain in detail how the board determined that the Business Combination and the transactions contemplated thereby, including the compensation to be paid to acquire Priority, is fair and in the best interests of M I Acquisitions and its stockholders. In addition, please revise your risk factor on page 41 to more specifically describe the risks of not obtaining a fairness opinion.

Risk Factors, page 24

Priority's Executive Chairman, Thomas Priore, is presently subject to an SEC civil order…, page 35

4. We note your disclosure that Thomas Priore is presently subject to an SEC civil order barring him from certain activities. Please revise to briefly describe the actions that resulted in the SEC civil order and how the order may impact Priority's ability to take certain actions following the business combination.

Interests of Certain Persons in the Business Combination, page 59

5. Please revise to more specifically identify the individuals that have different interests in the business combination and quantify such interests. In addition, please revise to more specifically describe the out-of-pocket expenses and reimbursements and the liabilities references in the last bullet point.

Proposal No. 6 – The Additional Amendments Proposal, page 81

6. We note the disclosure regarding the exclusive forum provision disclosed on page 92 as well as the risk factor disclosure on page 44. Please revise your risk factor disclosure to describe the reasons for adopting the exclusive forum provision and more specifically describe any questions as to enforceability of the exclusive forum provision under Delaware law.

Priority's Business, page 118

7. We note your disclosure regarding the reliance on third party vendors on page 27. Please revise to more specifically describe the contracts with these vendors and their material terms.

Financial Statements of M I Acquisitions, Inc.

Note 8 – Income Tax, page F-16

8.   We note your disclosure that you believe that M I Acquisitions, Inc. will have sufficient future taxable income to absorb the net loss carryovers (NOLS) before their expiration and that you have taken a full valuation allowance on these NOLS. Please clarify whether your conclusion to take the full valuation allowance was based upon a "more likely than not model" and generally explain your position in more detail.

Financial Statements of Priority Holdings, LLC

6. Goodwill and Intangible Assets, page F-35

9.   We note that you have used sum of the year's digits and double declining methodologies for amortizing customer relationships and merchant portfolios, respectively. Please tell us how you were reliably able to attribute these amortization methodologies to the pattern in which the economic benefits of these respective intangible assets are consumed. Please cite the accounting literature that you have relied upon.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Howard Efron at (202)551-3439 or Daniel Gordon, Senior Assistant Chief Accountant, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Giovanni Caruso, Esq. (*via e-mail*)